Writer's Direct Line: 858-720-8942
jhentrich@sheppardmullin.com

August 19, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Mr. Kevin Dougherty

Re:	Pomeroy IT Solutions, Inc. Schedule 13E-3 File No. 005-43896 Schedule 14A File No. 000-20022

Mr. Dougherty:

On behalf of our client, Pomeroy IT Solutions, Inc. (the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated July 31, 2009 (the "Comment Letter") relating to the above-referenced Transaction Statement on Schedule 13E-3 filed on July 6, 2009 (the "Schedule 13E-3") and the Preliminary Proxy Statement on Schedule 14A filed on July 6, 2009 (the "Proxy Statement"). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff's comments and is filing concurrently with this letter an amended Schedule 13E-3 (the "Amended Schedule 13E-3") and an amended Proxy Statement (the "Amended Proxy Statement") that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable.

We represent only the special committee of the board of directors of the Company, which is acting on behalf of the Company pursuant to the resolutions establishing such committee. To the extent any response relates to information concerning any of Hebron LLC, Desert Mountain Acquisition Co. or David B. Pomeroy, II (together with the Company, the "Filing Persons"), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

Schedule 13E-3

1.
Please advise us as to what consideration you gave to including your chief executive officer and the other four members of Pomeroy IT Solutions' senior management as filing persons on Schedule 13E-3 on the basis that they may be affiliates engaged in the going private transaction. Refer to Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Initiatives available at http://www.secgov/divisions/corpfin/guidance/13c-3-interps.htm.  Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Response:  The Company has considered whether the Company's chief executive officer and the other four members of the Company's senior management (collectively, "Company's Management Team") should be named as filing persons in the Schedule 13E-3. The Company considered, among other things, the Staff's analysis and interpretive position set forth in Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the "SEC Guidance"), which indicates that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where management of the issuer-seller will be in control of the issuer both before and after the consummation of the transaction.

None of the members of the Company's Management Team is on the Company's board of directors, other than Mr. Christopher C. Froman, the Company's president and chief executive officer, or has any control relationship with the Company other than his or her executive officer position. The members of the Company's Management Team collectively beneficially own approximately 7.2% of the outstanding common stock of the Company and no member of the Company's Management Team individually beneficially owns more than 3.7%.

The Company notes the Staff's statement in the SEC Guidance that "[a]n important aspect of the staff's analysis was the fact that the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to 'control' the surviving company." Here, none of the members of the Company's Management Team will serve on the board of directors of the surviving corporation or otherwise be in a control relationship with the surviving corporation, and none of members of the Company's Management Team will serve on the board of directors of, or otherwise be in a control relationship with, Hebron LLC, the parent of the surviving corporation ("Parent"), following the merger. Further, none of members of the Company's Management Team has been offered the opportunity to invest in Parent.

While it is expected that members of the Company's Management Team will be employed by the surviving corporation in the same position as such individual's are currently employed by the Company, none of the members of the Company's Management Team, absent any other position of control, should be deemed to be in control of the surviving company based on such employment alone.  None of the members of the Company's Management Team discussed or negotiated employment terms or equity participation with the surviving corporation, Parent or Mr. Pomeroy prior to execution of the most recent amendment of the merger agreement.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

Based on the facts and circumstances outlined above and consistent with the Staff's views in the SEC Guidance, we respectfully submit that none of the members of the Company's Management Team is engaging in a going private transaction and, therefore, none of them should be required to be included as filing persons in the Amended Schedule 13E-3.

2.
We note the disclosure under various items of the Schedule 13E-3. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the proxy statement and are incorporated by reference in the Schedule 13E-3.

Response:  The Company takes note of the Staff's comment and has revised the Amended Schedule 13E-3 accordingly.

3.	Please check the box on the cover to indicate that the Schedule 13E-3 is filed in connection with solicitation materials subject to Regulation 14A.

Response:  The Company takes note of the Staff's comment and has revised the Amended Schedule 13E-3 accordingly.

4.
We note your disclosure that neither the company nor any other filing person takes responsibility for the accuracy of any information not supplied by such filing person. As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

Response:  The Company takes note of the Staff's comment and has revised the Amended Schedule 13E-3 accordingly.

5.	We note that you have filed various materials after the signature page. please revise to include each document as a separate exhibit and label accordingly. Refer to Item 1016 of Regulation M-A.

Response:  The Company takes note of the Staff's comment and has revised the Amended Schedule 13E-3 accordingly.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

6.	Please file the voting agreement as an exhibit to the Schedule 13E-3. Refer to Item 1016(d) of Regulation M-A.

Response:  The voting agreement referenced in both the Schedule 13E-3 and the Proxy Statement is not a stand-alone agreement.  Rather, the term "voting agreement" refers to a provision in the merger agreement pursuant to which Mr. Pomeroy, Parent and MergerSub agreed to vote all shares of the Company's common stock they hold in favor of adoption of the merger agreement and the merger. Please see Section 7.01(c) of the merger agreement. To minimize possible confusion, we have replaced the term "voting agreement" throughout the Proxy Statement and Schedule 13E-3 with the term "voting commitment."

Schedule 14A

General

7.	Please revise the proxy statement so that the information in the Special Factors section appears immediately following the Q&A. Refer 13e-3(e)(1)(ii).

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly.

Notice of Special Meeting of Stockholders

8.
Please revise to state whether or not you board of directors has concluded that the transaction is fair to your unaffiliated shareholders, in addition to its recommendation to vote "FOR" the adoption of the merger agreement.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement. Please see the Notice of Special Meeting of Stockholders.

9.
We reference your disclosure indicating that shareholders may vote by telephone. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:  The Company confirms its understanding of the above filing requirements.

10.
We note a reference to a notice of internet availability. Please note that Rule 14a-16 is not available for proxy solicitations in connection with business combinations. Refer to Rule 14a-3(a)(3)(i) and SEC Release No. 34-55146A. Please revise or advise us.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement to provide that in addition to delivering the proxy materials by mail to stockholders, the proxy statement is also available on the Internet.  Please see the Notice of Special Meeting of Stockholders.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

Summary Term Sheet

Voting Agreement, page 5

11.	Please revise to disclose the number of votes committed to vote for the merger. Refer to Section 11.F.2 of SEC Release 33-7760.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 5 and 83.

Questions and Answers about the Special Meeting and the Merger

What effects will the merger have on our company, page 9

12.
In an appropriate section under Special Factors, please revise to describe the effects of the transaction on the issuer, affiliates, and unaffiliated shareholders, including tax effects. Refer to Item 1013(d) of Regulation M-A. Please also include the effect of the Rule 13e-3 transaction on each filing person's interest in the net book value and net earnings of the subject company, both in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 72 to 74.

13.
We note from Note 7 to the consolidated financial statements that you have federal and state net operating loss carryforwards.  Disclose whether the surviving company will be able to utilize these net operating loss carryforwards.  See Instruction 2 to Item 1013 of Regulation M-A.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 14.

What is the special committee? page 10

14.
Please disclose the names of the members of the special committee and briefly describe any limitations placed on the authority of the committee as well as any compensation received or to be received by the committee members.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 10 to 11 and 69 to 70.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

Reasons for the Merger and Recommendation of the Special Committee and Board of Directors

Special Factors

Background to the Merger, page 18

15.
You state that your board of directors has periodically reviewed and assessed your company's business strategy, including considering whether it would be in best interests of stockholders for company to combine with or be acquired by another company. You state further that on April 13, 2007 the board adopted a resolution to create a special committee to review an indication or interests from Financial Partner A, and the possible participation of then Chief Executive Officer Stephen Pomeroy and Mr. David Pomeroy, to acquire your company, and investigate other opportunities. Please explain why the board and management undertook such activities at that time, as opposed to any other time. To the extent the intent by Flagg Street Partners LLP to engage in a proxy contest impacted your timing, please clarify.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 18.

16.
We note several references to "various strategic alternatives" contemplated by the board, You specifically identify four alternative business scenarios described on page 21 and note other means by which to deliver stockholder value without selling your company on page 33. Please expand your disclosure to further discuss the alternatives considered, including the benefits and risks associated with each, and the reasons why each was rejected in favor of the current transaction. See Item 1013(h) of Regulation M-A.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 10 to 11.

17.
Please explain in greater detail the reasons that the board of directors terminated your former Chief Executive Officer Stephen Pomeroy's employment on July 3, 2007. Disclose the relationship, if any, between the termination of Mr. S. Pomeroy on July 3 and the subsequent termination the following day of the services provided by Extension Advisors and the termination of discussions with Financial Partner B and Strategic Partner A regarding the potential acquisition of your company within a few days of each other immediately thereafter.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 17 to 23.

18.
You state on page 29 that the special committee retained Raymond James & Associates on August 23, 2008 to provide an additional fairness opinion in the event of a transaction. We note an additional reference to Raymond James on page 30 in connection with its process for rendering a fairness opinion though no further disclosure concerning Raymond James appears in the document. Please disclose whether you terminated your engagement of Raymond James and, if so, under what circumstances, or otherwise explain.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 33.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

19.	Please further describe the "tax exposure" and "unclaimed property liabilities."

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 37.

20.
You state that on May 18, 2009, after reviewing Houlihan Lokey's financial analysis regarding the merger, based on a proposed purchase price of $5.02 per share, the special committee recommended that the board approve the merger with Parent, MergerSub, and Mr. Pomeroy. We note that you have attached as Exhibit (c)(3) to the Schedule 13E-3 the discussion materials prepared by Houlihan Lokey and considered at the May 18, 2009 meeting. Please clarify whether Houlihan Lokey rendered a separate fairness opinion with respect to the per share purchase price of $5.02. In this regard, we note that the fairness opinion provided on June 20, 2009 relates only to the $6.00 per share purchase price.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 39.  The opinion rendered to the special committee by Houlihan Lokey at the May 18, 2009 meeting of the special committee has been filed as Exhibit (c)(2) to the Amended Schedule 13e-3.

21.
On June 18, 2009, Financial Partner B sent a letter to the chairman of your board, stating that its June 16, 2009 offer of $5.40 per share was superior to Mr. Pomeroy's June 17, 2009 offer of $6.00 per share, despite the lower offering price. Please discuss in greater detail the expanded reasons provided by Financial Partner B that it believed supported this assertion.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 44.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

Reasons for the Merger and. Recommendation of the Special Committee and Board of Directors, page 44

22.	Please delete the reference to "arm's-length negotiations" here and throughout your filing. References to arm's-length negotiations are inappropriate in a going-private transaction.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly.

23.
We note the disclosure that your Board relied upon the financial analyses of Houlihan Lokey and opinion of Houlihan Lokey rendered to the special committee on June 20, 2009. If a filing person relied on the Item 1014(b) analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the analysis in order to fulfill its disclosure obligation. If filing persons intend to adopt the analysis of your financial adviser, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another's analysis. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 20 of Exchange Act Release No. 34-17719.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 51.

We supplementally advise the Staff that, as described in detail on pages 45 to 51 of the Amended Proxy Statement, the special committee and the board of directors considered numerous factors in making its recommendation and did not rely solely on the financial analyses or opinion of Houlihan Lokey and consequently we do not believe it would be appropriate to state that the board of directors adopted the conclusion or analyses of Houlihan Lokey. The financial analyses and opinion of Houlihan Lokey were among many factors considered by the special committee and the board of directors.  The Company has revised the Amended Proxy Statement on page 51 to state that the special committee and the board of directors considered (rather than relied upon) the financial analyses and opinion of Houlihan Lokey.

We also supplementally advise the Staff that while Mr. Pomeroy was aware that the Company's board of directors and the special committee of the board of directors would obtain a fairness opinion from Houlihan Lokey, none of Mr. Pomeroy, Parent, MergerSub or their advisors was privy to such fairness opinion or the underlying analyses and they did not and have not relied upon such fairness opinion in any respect.

24.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the Special Committee and Board's fairness determination to address all of these factors or to explain why any particular valuation technique was not considered. To the extent the Board or the Special Committee is relying on the analysis of its financial advisor to satisfy any of its Item 1014 obligations, it must specifically adopt such analysis. Provide the same expanded disclosure as to each filing person on the Schedule 13E-3. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 21 of Exchange Act Release No. 34-17719.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 51.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

25.
See our last comment above. We note the disclosure on page 49 that your Board of Directors did not consider the liquidation value or the price paid for past purchases of your common stock between November 14, 2008 and May 15, 2009, as those were made at market prices that you no longer consider to reflect the value of your company. Your revised disclosure should be more specific about why these valuation methodologies were not considered in the context of this transaction. In addition, tell us the liquidation value of the company.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 47 and 51.  We supplementally advise the Staff that the Company's management estimates the liquidation value of the Company to be approximately $30.0 million.

26.
Similarly, disclose whether the board, in formulating its recommendation, considered the net book value per share, which we note you disclose on page 103 to be $7.67 per share as of April 5, 2009, and tell us how the board deemed the transaction to be fair in light of this valuation.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 51.

Opinion of the Special Committee's Financial Advisor, page 49

27.
All materials prepared by Houlihan Lokey in connection with its fairness opinion and any materials prepared by Extension Advisors or Raymond James, including any draft fairness opinions provided to your board of directors and any summaries of presentations made to management generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. We note that you have already filed some of the materials prepared by Houlihan Lokey as exhibits to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by Houlihan Lokey, Extension Advisors or Raymond James, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each of these presentations, or advise us. For each analysis, please disclose the financial projections that formed the basis for the analysis and consider disclosing the results in tabular format to assist investors in interpreting the results.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 34 to 35, 37 to 38, 78 to 79 and 123. The discussion materials provided to the special committee by Houlihan Lokey dated as of March 16, March 23, March 30, April 6, May 13 and May 15, 2009 have been filed as Exhibits (c)(6) through (c)(11) to the Amended Schedule 13e-3.  The discussion materials updated the special committee on the status of discussions with potential strategic and financial buyers.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

There are no presentations or reports from or discussions held with Extension Advisors or Raymond James, whether oral or written, preliminary or final, that fall within the scope of Item 1015 of Regulation M-A.

28.
You disclose on page 52 that Houlihan Lokey's opinion was provided for use by the special committee, and may not be used for any other purpose without the prior written consent of Houlihan Lokey. Please disclose that Houlihan Lokey has consented to use of the opinion in this document.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 53.

29.
Please revise your proxy statement disclosure to clarify that shareholders have the right to rely on this opinion. In this regard, please also revise the disclaimer language in the Houlihan Lokey materials that state that the materials are provided "solely" for the Special Committee.

Response:  The Company takes note of the Staff's comments.  In response to the comment in the second sentence, the Company has revised the disclaimer language in the Houlihan Lokey discussion materials previously filed as Exhibits (c)(2), (c)(3) and (c)(4) to the Schedule 13e-3 and refiled those materials as Exhibits (c)(3), (c)(4) and (c)(5) to the Amended Schedule 13E-3.

With respect to the comment in the first sentence, the Company has not included the requested disclosure that the Company's stockholders have the right to rely on Houlihan Lokey's opinion.  We are concerned that the requested disclosure could undermine otherwise available defenses to claims by shareholders under state law. See Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008) in which the 7th Circuit dismissed state law claims by target shareholders against the target company's financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement holding that, under the terms of the financial advisor's engagement letter, no contractual or extra-contractual duties to shareholders arose.1 In addition, we do not believe that the requested disclosure is required by Schedule 13E-3, Schedule 14A or Regulation M-A or is customarily included in disclosure documents disseminated to shareholders in connection with Rule 13e-3 transactions or otherwise.2

1 "[W]e see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the "special circumstances" necessary to give rise to an extra-contractual fiduciary duty.... The [engagement letter, fairness opinion and other exhibits to the complaint] leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose.... Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders. We rejected a similar claim in HA2003 Liquidating Trust v. Credit Suisse Securities (USA) LLC, 517 F.3d 454 (7th Cir. 2008), where we observed that investment banks’ responsibilities are set by contract; the fact that someone wishes that a different contract had been written is not a basis for liability." Joyce, 538 F.3d at 802. In that regard, we note that Houlihan Lokey's engagement letter with the Company contains many of the same provisions as the Morgan Stanley engagement letter described in Joyce and the Credit Suisse engagement letter described in HA2003 Liquidating Trust.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

30.
We note your disclosure in the bulleted list on page 50 that Houlihan Lokey reviewed "information related to your historical, current, and future operations, financial condition and prospects," including financial projections, and "conducted other financial studies, analyses and investigations" it deemed appropriate. Please note that any non-public information provided to Houlihan Lokey in performing its analysis should be summarized in the filing. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Houlihan Lokey that it used to formulate its opinion, including the specific assumptions and estimates outlined in Houlihan Lokey's fairness opinion and report, such as, for example, the estimates of EBITDA and EBIT for the company based on information provided by management.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 78 to 79 by including a new section entitled "SPECIAL FACTORS—Financial Projections."

31.
We note that you have described broadly the factors used to determine the comparable companies and comparable transactions used in your analysis. For each of the analyses, please tell us whether any additional companies or transactions fit within your criteria but were not analyzed, and if so, why not.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 57.  We supplementally advise the Staff that Houlihan Lokey has advised us that it identified a sufficient number of companies and transactions for purposes of its analyses and did not seek to include all companies or transactions that might be deemed comparable.  Further, Houlihan Lokey has advised us that, except as noted, it did not specifically exclude specific companies or transactions from its analyses.

v. Credit Suisse Securities (USA) LLC, 517 F.3d 454 (7th Cir. 2008), where we observed that investment banks’ responsibilities are set by contract; the fact that someone wishes that a different contract had been written is not a basis for liability." Joyce, 538 F.3d at 802. In that regard, we note that Houlihan Lokey's engagement letter with the Company contains many of the same provisions as the Morgan Stanley engagement letter described in Joyce and the Credit Suisse engagement letter described in HA2003 Liquidating Trust.

2 See the proxy statements disseminated to shareholders  in connection with (i) the going private transaction involving HCA Inc. available at: http://www.sec.gov/Archives/edgar/data/860730/000095014406009545/g02699ddefm14a.htm; (ii) the going private transaction involving Kinder Morgan, Inc. available at: http://www.sec.gov/Archives/edgar/data/54502/000104746906014243/a2174701zdefm14a.htm, (iii) the proposed going private transaction involving Cablevision Systems Corporation available at: http://www.sec.gov/Archives/edgar/data/1053112/000095012307012597/y35993dmdefm14a.htm; (iv) the going private transaction involving the Tribune Company available at: http://www.sec.gov/Archives/edgar/data/726513/000104746907005603/a2178705zdefm14a.htm; and (v) the going private transaction involving ARAMARK Corporation available at: http://www.sec.gov/Archives/edgar/data/1144528/000119312506239405/ddefm14a.htm.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

32.	Please provide additional detail surrounding the manner in which Houlihan Lokey arrived at its conclusions under the Discounted Cash Flow Analysis.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 58 to 59.

33.
Please explain your statement on page 58 that Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to you, in light of your disclosure on page 57 that your special committee selected Houlihan Lokey based on the absence of any relationship between Houlihan Lokey and your company or its management prior to this engagement.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 60 to clarify that the services provided by Houlihan Lokey in the past consist of having initially acted as financial advisor to the Company.

Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy, page 58

34.
Please expand the disclosure with respect to these filing persons to address all of the requirements of Item 1013 of Regulation M-A. Among other things, your disclosure should include a description of the alternatives considered to this transaction and should state the reasons why alternatives to the going-private transaction were rejected.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 61 and 62.

Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger, page

35.
We note your indication that the Parent, MergerSub, and Mr. Pomeroy filing persons did not undertake any independent evaluation of the fairness of the merger or engage a financial advisor for such purposes, but that they nevertheless believe that the merger is substantively and procedurally fair to the unaffiliated stockholders. In this respect, please note that all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be addressed for each filing person.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on pages 63 to 65.

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

36.
We note your statement that you did not engage a financial advisor for the purpose of evaluating the fairness of the merger. Please clarify the role performed by Extension Advisors LLC, the financial advisor engaged by Mr. Pomeroy in January 2009. We note that this firm had previously served as financial advisor to Pomeroy IT Solutions, Inc. from February 12, 2007 to October 28, 2008.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 63.

Transactions in Common Stock, page 103

37.	We note you describe stock purchases by the issuer. Please disclose any stock purchases by any filing person during the past two years. Refer to Item 1002(f) of Regulation M-A.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly on page 116.

Incorporation of information by Reference, page 112

38.
We note that you have furnished your annual report for the fiscal year ended January 5, 2009, as well as your quarterly report for the fiscal quarter ended April 5, 2009, in Annex D-1 and D-2, respectively. We further note that you have incorporated by reference these reports as well as various current reports. As you know, information may only be incorporated by reference in the manner and to the extent permitted in the items to Schedule 14A. It does not appear that you are eligible to incorporate this information by reference pursuant to Item 14(e) of Schedule 14A. Please revise accordingly or advise.

Response:  The Company takes note of the Staff's comment and has revised the Amended Proxy Statement accordingly.

*           *           *

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 19, 2009

On behalf of each Filing Person, we hereby confirm that (a) each Filing Person is responsible for the adequacy and accuracy of the disclosure in each filing with respect to such Filing Person, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing and (c) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please do not hesitate to call me at 858-720-8942 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely, /s/ John J. Hentrich John J. Hentrich

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Peggy Kim, Special Counsel, Office of Mergers and Acquisitions Kristi P. Nelson, Esq., Pomeroy IT Solutions, Inc. (via e-mail) Richard G. Schmalzl, Esq., Graydon Head & Ritchey LLP (via e-mail)